                          PURSUANT TO RULE 424 (b) (5)

                           REGISTRATION NO. 33-55237

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 1, 1995

                                 $1,000,000,000

                           FORD MOTOR CREDIT COMPANY

                       6 1/4% NOTES DUE NOVEMBER 8, 2000
                            ------------------------

     The Notes are offered for sale in the United States, Europe and Asia. See "Underwriting".

     Interest on the Notes is payable semiannually on May 8 and November 8 of each year, commencing May 8, 1996. The Notes will mature on November 8, 2000 and may not be redeemed by Ford Credit prior to maturity unless certain events occur involving United States taxation. See "Description of Notes -- Redemption".

     The Notes will be represented by one or more Global Notes registered in the name of the Depository's nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants, including the U.S. Depositaries for Cedel and Euroclear. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by Ford Credit in immediately available funds. See "Description of Notes -- Global Clearance and Settlement Procedures".

     Application has been made to list the Notes on the Luxembourg Stock
Exchange.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
          OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                                                                                             PROCEEDS TO
                                                   INITIAL PUBLIC         UNDERWRITING           FORD
                                                  OFFERING PRICE(1)        DISCOUNT(2)       CREDIT(1)(3)
                                               ------------------------------------------------------------
Per Note....................................           99.670%                .350%            99.320%
Total.......................................        $996,700,000           $3,500,000        $993,200,000

-------------------------

(1) Plus accrued interest, if any, from November 8, 1995 to date of delivery.

(2) Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to pay to the Representatives up to $50,000 as reimbursement for all or a portion of their expenses.

(3) Before deducting expenses payable by Ford Credit estimated to be $200,000.
                            ------------------------

     The Notes are offered severally by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Global Notes will be made through the facilities of the Depository, Cedel and Euroclear on or about November 8, 1995.

                              GOLDMAN, SACHS & CO.
BEAR, STEARNS & CO. INC.                                         CS FIRST BOSTON
DEUTSCHE MORGAN GRENFELL                                         LEHMAN BROTHERS
MERRILL LYNCH & CO.                                  J.P. MORGAN SECURITIES LTD.

ABN AMRO HOARE GOVETT                             BARCLAYS DE ZOETE WEDD LIMITED
CITIC INDUSTRIAL BANK                                       DAIWA EUROPE LIMITED
FUJI INTERNATIONAL FINANCE (HK) LIMITED                             HSBC MARKETS
IBJ INTERNATIONAL PLC                                       MORGAN STANLEY & CO.
                                                               INTERNATIONAL

NOMURA SECURITIES                                        PARIBAS CAPITAL MARKETS
SALOMON BROTHERS INTERNATIONAL LIMITED                               SBC WARBURG
                              UBS SECURITIES INC.
                            ------------------------

          The date of this Prospectus Supplement is October 25, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE LUXEMBOURG STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                            ------------------------

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

J.D. Bringard,
Vice President-General Counsel

J.F. Buley,
Vice President

J.P. Burkhard,
Vice President-Treasurer

J.G. Clissold,
Director and
Executive Vice President

K.J. Coates,
Director and
Executive Vice President

D.C. Flanigan,
Vice President

E.B. Ford II,
Director and
President

J.L. Heimlicher,
Vice President

T.N. Hynes,
Vice President

R.A. Kniebes,
Vice President

T.F. Marrs,
Vice President

D.N. McCammon,
Director

G.D. McKay,
Vice President

W.E. Odom,
Director and
Chairman of the Board

M.R. O'Rear,
Vice President

D.E. Ross,
Vice President

A.J. Salmon,
Vice President

G.C. Smith,
Director and
Executive Vice President

J.M. Walsh,
Vice President

R.D. Warner,
Director and
Executive Vice President

D.J. Wennerberg,
Vice President

K. Whipple,
Director

  All of the above-named persons are full-time employees of Ford Motor Company
             ("Ford") or Ford Motor Credit Company ("Ford Credit").

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for the payment of maturing debt. Such proceeds initially may be used to reduce short-term borrowings or may be invested temporarily in short-term securities. Net proceeds to be paid to Ford Credit will be U.S. $993,200,000.

                  CAPITALIZATION OF FORD MOTOR CREDIT COMPANY
                                AND SUBSIDIARIES

     The capitalization of Ford Credit and its subsidiaries at September 30, 1995 and the additional long-term indebtedness represented by the Notes offered hereby, are as follows (in millions of U.S. dollars):

                                                                     OUTSTANDING      ADDITIONAL
                                                                    SEPTEMBER 30,     LONG-TERM
                                                                        1995         INDEBTEDNESS
                                                                    -------------    ------------
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper.......................................     $34,024.6
          Other short-term debt..................................       1,412.7
                                                                    -------------
               Net short-term senior indebtedness................      35,437.3
     Long-term debt payable within one year......................       6,493.5
     Long-term notes and debentures..............................      33,581.5
Notes offered hereby.............................................            --        $1,000.0
                                                                    -------------
               Total senior indebtedness, unsecured..............      75,512.3
                                                                    -------------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 shares
      authorized, issued, and outstanding).......................          25.0
     Paid-in surplus (contributions by stockholder)..............         917.3
     Unrealized gain on marketable equity securities, net of
      taxes......................................................          23.0
     Foreign currency translation adjustments....................         (47.5)
     Earnings retained for use in the business...................       6,485.7
                                                                    -------------
               Total stockholder's equity........................       7,403.5
                                                                    -------------
TOTAL CAPITALIZATION.............................................     $82,915.8
                                                                    =============

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. The Notes are part of the Debt Securities registered by Ford Credit in August 1994 to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Debt Securities in the aggregate principal amount of $3,200,000,000 previously have been sold.

GENERAL

     The Notes will be limited to $1,000,000,000 aggregate principal amount. The Notes will be unsecured obligations of Ford Credit and will mature on November 8, 2000. The Notes will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     The Notes will bear interest from November 8, 1995 at the rate per annum set forth on the cover page of this Prospectus Supplement, payable on May 8 and November 8 of each year, commencing May 8, 1996, to the person in whose name the Note was registered at the close of business on the 15th day preceding the respective Interest Payment Date, subject to certain exceptions. The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. In such event, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption".

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and Morgan Guaranty Trust Company of New York will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations ("DTC Participants") and facilitates the settlement among DTC Participants of securities transactions in such securities through electronic book-entry changes in its DTC Participants' accounts. Participants include securities brokers and dealers (including certain of the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("indirect participants"). Persons who are not DTC Participants may beneficially own securities held by the Depository only through DTC Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Notes by Ford Credit the Depository will credit the accounts of DTC Participants designated by the Underwriters with the principal amounts of the Notes purchased by the Underwriters, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the DTC Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to the Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and

Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Notes registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on the Notes and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the DTC Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by DTC Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the DTC Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Notes in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have the Notes represented by Global Notes and, in such event, will issue Notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. In the event definitive Notes are issued, Ford Credit will appoint a paying agent and transfer agent in Luxembourg.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by Ford Credit or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after November 8, 1995, Ford Credit becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after November 8, 1995, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Notes pursuant to their terms.

NOTICES

     Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit through stock ownership as described in clauses
(x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status).

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Note, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

     EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH
FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD CREDIT DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause
(y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is a wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit provides wholesale financing and capital loans to franchised Ford Motor Company vehicle dealers and other dealers associated with such franchisees and purchases retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealers. In addition, a wholly-owned subsidiary of Ford Credit provides these financing services to other vehicle dealers. More than 84% of all new vehicles financed by Ford Credit are manufactured by Ford or its affiliates. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford, finances certain receivables of Ford and its subsidiaries, and offers diversified financing services which are managed by USL Capital Corporation ("USL Capital"), a wholly-owned subsidiary of Ford Holdings, Inc. ("Ford Holdings"). Ford Credit also manages the insurance business of The American Road Insurance Company ("American Road"), a wholly-owned subsidiary of Ford Holdings. Ford Credit also is a significant equity participant in Ford Holdings whose primary activities are consumer and commercial financing operations, insurance underwriting and equipment leasing.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121. The telephone number of such offices is (313) 322-3000.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                   NINE MONTHS ENDED
                                      SEPTEMBER 30               YEARS ENDED DECEMBER 31
                                 ----------------------    -----------------------------------
                                   1995         1994         1994         1993         1992
                                 ---------    ---------    ---------    ---------    ---------
INCOME STATEMENT DATA
  Total revenue................. $ 9,643.7    $ 7,500.5    $10,389.3    $ 8,338.4    $ 7,073.3
  Interest expense..............   3,623.9      2,510.6      3,540.8      2,919.3      3,076.5
  Provision for credit losses...     289.4        171.6        246.5        270.2        418.0
  Income before income taxes and
     cumulative effects of
     changes in accounting
     principles.................   1,448.5      1,510.2      1,999.1      1,875.0      1,323.2
  Cumulative effects of changes
     in accounting principles...        --           --           --           --        146.5
  Net income....................     986.5        982.2      1,312.7      1,193.8      1,038.7
  Dividends
     Cash.......................    (350.0)      (250.0)      (364.0)      (250.0)      (600.0)
     Stock of Ford Holdings.....        --           --           --           --       (200.0)
Memo:
  Net credit losses amount...... $   246.2    $   145.1    $   228.7    $   228.4    $   342.6
  As percentage of average total
     finance receivables
     outstanding
     (annualized)*..............      0.37%        0.25%        0.30%        0.35%        0.60%
BALANCE SHEET DATA
  Net investment, operating
     leases..................... $23,890.4    $18,566.5    $19,993.9    $12,600.9    $ 7,747.2
                                 =========    =========    =========    =========    =========
  Finance receivables, net...... $59,280.2    $55,256.9    $56,946.5    $50,759.2    $46,100.0
                                 =========    =========    =========    =========    =========
  Capital
     Short-term debt............ $35,437.3    $32,208.5    $34,364.9    $25,507.1    $22,995.7
     Long-term debt (including
       current portion).........  40,075.0     34,997.2     36,075.5     33,291.6     26,960.7
     Stockholders' equity.......   7,403.5      6,434.2      6,662.6      5,774.7      4,882.9
                                 ---------    ---------    ---------    ---------    ---------
       Total capital............ $82,915.8    $73,639.9    $77,103.0    $64,573.4    $54,839.3
                                 =========    =========    =========    =========    =========

---------------
* Includes net investment in operating leases.

THIRD QUARTER 1995 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income for the third quarter of 1995 was $357 million, up $42 million or 13% compared with $315 million in the third quarter of 1994. Income from financing operations was $290 million, up $36 million or 14% from the same period a year ago. Equity in net income of affiliated companies, primarily Ford Holdings, was $68 million compared with $61 million in the same period a year ago.

     Compared with results from a year ago, the increase in financing profits in the third quarter of 1995 primarily reflected lower 1995 taxes resulting from prior year tax adjustments, higher financing volumes, improved operating cost performance, and gains from sale of receivables. Lower net interest margins and higher credit losses were a partial offset. The tax adjustment primarily related to a credit received in 1995 resulting from overestimating tax liabilities in 1994. The higher level of earning assets primarily reflected increases in operating leases and retail installment sale receivables. The lower net interest margins reflected an increase in U.S. portfolio borrowing rates from 5.5% to 6.5% offset partially by higher portfolio yields on finance receivables and operating leases. Interest margins were adversely affected because interest rates earned on finance receivables, including operating leases net of depreciation, were limited by competitive pressure in automotive financing. Credit losses increased in the third quarter of 1995, reflecting higher losses per repossessed unit and an increase in repossession rates.

     Total gross finance receivables and net investment in operating leases at September 30, 1995 were $89.9 billion, up $10.0 billion or 13% from a year earlier. The increase primarily reflected higher levels of operating leases and retail installment sale receivables. Depreciation expense on operating leases in the third quarter of 1995 was $1,304 million, up $264 million or 25% compared with the third quarter of 1994. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned from the increased volume of lease contracts.

     During the third quarter of 1995, Ford Credit financed 38.0% of all new cars and trucks sold by Ford Motor Company dealers in the United States, compared with 36.7% in the third quarter of 1994. The increase reflected higher levels of retail installment sale financing. Ford Credit provided retail financing for 658,000 new and used vehicles in the United States, up 12% from a year ago. Ford Credit also provided wholesale financing for 79.8% of Ford Motor Company factory sales to U.S. car and truck dealers during the quarter, compared with 82.9% in the same period a year ago.

FIRST NINE MONTHS 1995 RESULTS OF OPERATIONS

     For the first nine months of 1995, Ford Credit's consolidated net income was $986 million, up $4 million from $982 million in 1994. Income from financing operations was $812 million, down $4 million from the same period a year ago, resulting from lower net interest margins, higher credit losses, and the non-recurrence of the one-time gain from the sale of Ford Credit's investment in Manheim Auctions, Inc. A higher level of earning assets, lower 1995 taxes resulting from prior year tax adjustments and improved operating cost performance were a partial offset. Equity in net income of affiliated companies was $175 million compared with $166 million in 1994. Depreciation expense in the first nine months of 1995 was $3,744 million, up $960 million or 35% compared with the first nine months of 1994. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned from the increased volume of lease contracts. During the first nine months of 1995, Ford Credit provided retail financing for 36.8% of all new cars and trucks sold by Ford Motor Company dealers in the United States, compared with 37.0% in the same period a year ago. Ford Credit provided U.S. retail financing for 1,892,000 new and used vehicles compared with 1,798,000 vehicles in the first nine months of 1994. Ford Credit also provided wholesale financing for 79.7% of Ford Motor Company factory sales to U.S. car and truck dealers during the first nine months of 1995, compared with 81.0% in the same period last year.

1994 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1994 was $1,313 million, up $119 million or 10% from 1993. Net income from financing operations in 1994 was $1,080 million, up $84 million or 8% from 1993. The increase in financing profits was more than accounted for by higher financing volumes, a one-time gain from the sale of Ford Credit's investment in Manheim Auctions, the non-recurrence of the effect of the 1993 U.S. tax rate increase, gains on used service vehicles and repurchased fleet-account vehicles sold at auction, improved credit losses and improved operating costs. Lower net interest margins and lower gains from sales of receivables were a partial offset.

     Continuing the trend of favorable credit loss experience, credit losses as a percent of average finance receivables including net investment in operating leases were 0.30% in 1994 ($229 million) compared with 0.35% in 1993 ($228 million). The credit loss coverage ratio for 1994 was 4.0, the same as the prior year. The decline in net interest margins reflects the lower portfolio yields on finance receivables and net investment in operating leases, and an increase in net U.S. portfolio borrowing rates from 5.3% in 1993 to 5.4% in 1994.

     For 1994, equity in net income of affiliated companies (primarily Ford Holdings) was $233 million compared with $198 million in 1993. The increase reflected higher Ford Holdings net income available to common shareholders. At December 31, 1994, Ford Credit owned about 45% of Ford Holdings common stock, representing about 34% of the voting power.

     Total gross finance receivables and net investment in operating leases at December 31, 1994 were $82.8 billion, up $13.6 billion or 20% from a year earlier. The higher financing volume reflects primarily an increase in operating leases and higher wholesale receivables. Depreciation expense in 1994 was $3,910 million, up $1,234 million or 46% from 1993. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned on the lease contracts.

     For 1994, Ford Credit financed 36.6% of all new cars and trucks sold by Ford Motor Company dealers in the U.S. compared with 38.5% in 1993. The decrease primarily resulted from lower levels of daily rental car financing. Ford Credit provided retail customers with financing for 2,347,000 new and used vehicles in the United States. Ford Credit provided wholesale financing for a record 81.5% of Ford Motor Company sales in 1994 compared with 81.4% in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper and issuance of term debt. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities, such as revolving credit and receivables sales agreements. In addition, Ford Credit from time to time sells its receivables in public offerings or private placements. For additional information regarding liquidity and capital resources, see Item 1--Business--"Business of Ford Credit--Borrowings and Other Sources of Funds" in Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K Report"), and see Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (the "First Quarter 10-Q Report") and Ford Credit's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (the "Second Quarter 10-Q Report"). For additional information regarding Ford Credit's association with Ford, see Item 1-- Business-- "Certain Transactions with Ford and Affiliates" in the 1994 10-K Report.

                          INFORMATION CONCERNING FORD

     The business of Ford Credit is substantially dependent upon Ford. Ford is the second-largest producer of cars and trucks in the world, and ranks among the largest providers of financial services in the United States.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. The Financial Services segment is comprised of the following direct subsidiaries, the activities of which include financing operations, vehicle and equipment leasing and insurance operations: Ford Credit, Ford Credit Europe plc ("Ford Credit Europe"), Ford Holdings, The Hertz Corporation and Granite Management Corporation (formerly First Nationwide Financial Corporation). Ford Holdings is a holding company that owns primarily Associates First Capital Corporation ("The Associates"), USL Capital and American Road. In addition, there are a number of international affiliates not listed above that are consolidated in the total Financial Services results, but are managed by either Ford Credit (which manages Ford Credit Europe, as well as other international affiliates), The Associates or USL Capital.
                            ------------------------

     THIS PROSPECTUS SUPPLEMENT CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.
                            ------------------------

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                          NINE MONTHS ENDED
                                             SEPTEMBER 30                       YEARS ENDED OR AT DECEMBER 31
                                        ----------------------      ------------------------------------------------------
                                          1995          1994          1994       1993       1992        1991       1990
                                        --------      --------      --------   --------   ---------   --------   ---------
                                                                    (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME
  INFORMATION
Automotive
  Sales................................ $ 82,899      $ 79,371      $107,137   $ 91,568   $  84,407   $ 72,051   $  81,844
  Operating income/(loss)..............    3,352         4,514         5,826      1,432      (1,775)    (3,769)        316
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    2,040         2,794         3,824        940      (1,534)    (3,186)         99
Financial Services
  Revenues.............................   19,691        15,425        21,302     16,953      15,725     16,235      15,806
  Income before income taxes and
    cumulative effects of changes in
    accounting principles..............    2,622         2,003         2,792      2,712       1,825      1,465       1,221
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    1,439           945         1,484      1,589       1,032        928         761
Total Ford
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    3,479         3,739         5,308      2,529        (502)    (2,258)        860
  Cumulative effects of changes in
    accounting principles..............       --            --            --         --      (6,883)        --          --
  Net income/(loss)....................    3,479         3,739         5,308      2,529      (7,385)    (2,258)        860
Amounts Per Share of Common Stock and
  Class B Stock After Preferred Stock
  Dividends*
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................     3.13          3.50          4.97       2.27       (0.73)     (2.40)       0.93
  Cumulative effects of changes in
    accounting principles..............       --            --            --         --       (7.08)        --          --
                                        --------      --------      --------   --------   ---------   --------   ---------
  Income/(loss) assuming no dilution...     3.13          3.50          4.97       2.27       (7.81)     (2.40)       0.93
  Income/(loss) assuming full
    dilution...........................     2.85          3.13          4.44       2.10       (7.81)     (2.40)       0.92
  Cash dividends.......................     0.88          0.65          0.91       0.80        0.80       0.98        1.50
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets.........................   71,815        69,081        68,371     61,737      57,170     52,397      50,824
  Debt payable within one year.........      793            96           155        932       1,249      2,579       2,849
  Long-term debt--noncurrent portion...    6,036         7,137         7,103      7,084       7,068      6,539       4,553
Financial Services
  Total assets.........................  166,761       145,738       150,983    137,201     123,375    122,032     122,839
  Debt.................................  135,912       119,056       123,713    103,960      90,188     88,295      88,117
  Deposit accounts**...................       --            --            --     10,549      14,030     16,882      17,893
Total Ford
  Total assets.........................  238,576       214,819       219,354    198,938     180,545    174,429     173,663
  Debt (incl. deposit accounts)........  142,741       126,289       130,971    122,525     112,535    114,295     113,412
  Stockholders' equity***..............   24,955        19,985        21,659     15,574      14,753     22,690      23,238
  Cash dividends.......................    1,120           869         1,205      1,086         977        927       1,389
OTHER DATA
Total Ford
  Capital expenditures.................    6,427         6,077         8,546      6,814       5,790      5,847       7,258
  Depreciation and amortization of
    special tools......................    8,724         6,722         9,336      7,468       6,755      5,778       4,880
  Worldwide vehicle unit sales
    of cars, trucks and tractors
    (in thousands)****.................    5,016         5,146         6,639      5,965       5,767      5,368       5,864

------------
   * Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

  ** Deposit accounts relate to First Nationwide.

 *** The cumulative effects of changes in accounting principles reduced equity by $6,883 million in 1992.

**** For the nine months ended September 30, 1995, vehicle unit sales are reported worldwide on a "where sold" basis and include sales of all Ford-badged units, as well as units manufactured by Ford and sold by other manufacturers. Unit sales for the nine months ended September 30, 1994 have been restated to reflect the country where sold and to include sales of all Ford-badged units. Ford-badged unit sales of certain unconsolidated subsidiaries (primarily Autolatina in Brazil and Argentina), included in unit sales for the nine months ended September 30, 1995 and 1994, are not included in totals for the years ended December 31, 1990-1994. Unit sales for the years ended December 31, 1990-1994, are reported for North America on a "where sold" basis and overseas on a "where produced" basis.

                            FINANCIAL REVIEW OF FORD

SECOND QUARTER 1995 RESULTS OF OPERATIONS

Overview

     Ford earned $1,572 million, or $1.45 per share of Common and Class B Stock, in the second quarter of 1995. This compares with $1,711 million, or $1.63 per share, in the second quarter of 1994. Fully diluted earnings per share were $1.30 in the second quarter of 1995, compared with $1.44 a year ago. Ford's worldwide sales and revenues were $36.4 billion, up $2.6 billion from a year ago. Vehicle unit sales of cars and trucks were 1,811,000, down 39,000 units, or 2%. Stockholders' equity was $25.2 billion at June 30, 1995.

     On June 6, 1994, a 2-for-1 stock split in the form of a 100% stock dividend on Ford's outstanding Common and Class B Stock became effective.

Automotive Operations

     Net income from Ford's worldwide Automotive operations was $1,100 million in the second quarter of 1995 on sales of $29.9 billion, compared with $1,202 million in the second quarter of 1994 on sales of $28.4 billion.

     In the U.S., Ford's Automotive operations earned $663 million in the second quarter of 1995 on sales of $19.4 billion, compared with $888 million a year ago on sales of $19.1 billion. The decline in earnings was more than explained by lower unit volume, reflecting lower industry volume and unfavorable dealer inventory changes that more than offset improved market share. Changes in exchange rates (primarily the German Mark and Japanese Yen) also reduced earnings compared with a year ago. U.S. Automotive after-tax return on sales was 3.4% in the second quarter of 1995, down 1.2 points from a year ago. The decline also reflected primarily the effects of lower unit volume and unfavorable exchange rate changes.

     In the second quarter of 1995, the seasonally-adjusted annual selling rate for the U.S. car and truck industry was 14.7 million units, compared with 15.3 million units in the second quarter of 1994. Ford's car market share was 21.3% in the second quarter of 1995, down 2/10 of a point from a year ago. Ford's truck share was 32.8%, up 2.8 points from a year ago. Ford's combined car and truck share was 26.2%, up 1.2 points from a year ago. The improvement in share reflected primarily strong sales of the Explorer, Windstar, F-Series trucks and Contour/Mystique.

     Outside the U.S., Automotive operations earned $437 million in the second quarter of 1995 on sales of $10.5 billion, compared with $314 million a year ago on sales of $9.3 billion. The improvement reflected primarily improved margins in Europe and higher unit volume in the Asia-Pacific region. In Europe, Automotive operations earned $319 million, compared with $167 million a year ago.

     In the second quarter of 1995, the seasonally-adjusted annual selling rate for the European car and truck industry was 13.7 million units, up 480,000 units from year ago levels. Ford's car share was 11.9% in the second quarter of 1995, up 4/10 of a point from a year ago. Ford's truck share was 14.5%, down 5/10 of a point from a year ago, reflecting primarily lower fleet sales. Ford's combined car and truck share was 12.2%, up 3/10 of a point from a year ago.

     It is expected that after-tax returns for the remainder of 1995 will be lower than the year ago period. Production volume in the second half of 1995 is expected to be down compared with a year ago as a result of the uncertain outlook for U.S. industry sales. This factor, combined with the timing and cost of major new product introductions in 1995 and early 1996 and the continued unfavorable effect of exchange rate changes, are expected to dampen results in the upcoming quarters.

     Ford and Volkswagen AG have agreed on a separation process leading toward dissolution of their Autolatina joint venture in Brazil and Argentina by year-end 1995. Historically, earnings in Brazil and Argentina have represented a significant portion of Ford's Automotive earnings outside the U.S. and Europe. It is believed the effect, if any, of the dissolution of Autolatina on Ford's future earnings is not likely to be material. Business conditions in these markets, however, have been and are expected to continue to be volatile and subject to rapid change, which can affect future earnings.

Financial Services Operations

     Ford's Financial Services operations earned $472 million in the second quarter of 1995, compared with $509 million in the second quarter of 1994. The decrease resulted primarily from the nonrecurrence of a gain on sale in 1994 of Ford Credit's interest in Manheim Auctions ($31 million).

     For a discussion of Ford Credit's operations in the second quarter of 1995, see the Second Quarter 10-Q Report. In addition, international operations managed by Ford Credit, but not included in its consolidated results, earned $66 million in the second quarter of 1995, compared with $50 million a year ago.

     The Associates earned a record $141 million in the U.S. in the second quarter of 1995, compared with $121 million a year ago. The increase reflected higher levels of earning assets and improved net interest margins. The international operations managed by The Associates, but not included in its consolidated results, earned $27 million in the second quarter of 1995, compared with $21 million a year ago.

     USL Capital earned a record $30 million in the second quarter of 1995, compared with $27 million a year ago. The increase reflected higher levels of earning assets and higher gains on asset sales. Hertz earned $19 million in the second quarter of 1995, compared with $26 million in the second quarter of 1994. The decrease reflected primarily increased depreciation and borrowing costs, partially offset by higher volume in construction equipment rentals and sales. American Road incurred a loss of $9 million in the second quarter of 1995, compared with a net income of $13 million a year ago. The decrease reflected lower underwriting results in floor plan products and the dissolution of an operating subsidiary.

FIRST SIX MONTHS 1995 RESULTS OF OPERATIONS

Overview

     Ford earned $3,122 million, or $2.89 per share of Common and Class B Stock, in the first half of 1995. This compares with $2,615 million, or $2.47 per share, in the first half of 1994. Ford's results a year ago included a charge of $440 million related to the disposition of First Nationwide Bank. Fully diluted earnings per share were $2.59 in the first half of 1995, compared with $2.20 a year ago. Ford's worldwide sales and revenues were $71.2 billion, up $7 billion from a year ago. Vehicle unit sales of cars and trucks were 3,581,000, up 11,000 units.

Automotive Operations

     Net income from Ford's worldwide Automotive operations was $2,241 million in the first half of 1995 on sales of $58.5 billion, compared with $2,175 million in the first half of 1994 on sales of $54.4 billion.

     In the U.S., Ford's Automotive operations earned $1,488 million in the first half of 1995 on sales of $38.9 billion, compared with $1,704 million a year ago on sales of $37.1 billion. U.S. Automotive after-tax return on sales was 3.8%, down 8/10 of a point from a year ago. The decline in earnings reflected primarily the same factors as those described in the discussion of second quarter results of operations.

     In the first half of 1995, the seasonally-adjusted annual selling rate for the U.S. car and truck industry was 14.9 million units, compared with 15.5 million units a year ago. Ford expects U.S. car and truck industry sales to total 15.1 million units for the full year, compared with 15.4 million units in 1994. Ford's car share was 21.6% in the first half of 1995, up 3/10 of a point from a year ago. Ford's truck share was 32.6%, up 2.9 points from a year ago. Ford's combined car and truck share was 26.3%, up 1.4 points from a year ago.

     Outside the U.S., Automotive operations earned $753 million in the first half of 1995 on sales of $19.6 billion, compared with $471 million a year ago on sales of $17.3 billion. The improvement reflected primarily higher unit volume and improved margins in Europe. Ford's European Automotive operations earned $484 million in the first half of 1995, compared with $220 million a year ago.

     In the first half of 1995, the seasonally-adjusted annual selling rate for the European car and truck industry was 13.6 million units, compared with 13.2 million units a year ago. Ford expects European car and truck industry sales to total 13.4 million units for the full year, compared with 13.3 million units in 1994. Ford's car share was 12% in the first half of 1995, up 2/10 of a point from a year ago. Ford's truck share was 15.1%, up 4/10 of a point from a year ago. Ford's combined car and truck share was 12.3%, up 2/10 of a point from the first half of 1994.

Financial Services Operations

     Ford's Financial Services operations earned $881 million in the first half of 1995, compared with $440 million in the first half of 1994. The improvement was explained by the nonrecurrence of the $440 million charge to net income in the first quarter of 1994 for disposition of First Nationwide Bank.

     For a discussion of Ford Credit's results of operations in the first six months of 1995, see the Second Quarter 10-Q Report. In addition, international operations managed by Ford Credit, but not included in its consolidated results, earned $131 million in the first half of 1995, compared with $113 million a year ago.

     The Associates earned a record $293 million in the U.S. in the first half of 1995, compared with $249 million a year ago. The increase reflected higher levels of earning assets and improved net interest margins. The international operations managed by The Associates, but not included in its consolidated results, earned $49 million in the first half of 1995, compared with $39 million a year ago.

     USL Capital earned a record $56 million in the first half of 1995, compared with $48 million a year ago. Hertz earned $19 million in the first half of 1995, compared with $25 million a year ago. American Road incurred a loss of $4 million in the first half of 1995, compared with earnings of $30 million in the same period in 1994. These changes reflected primarily the same factors as those described in the discussion of second quarter results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Operations

     Cash, cash equivalents and marketable securities of Ford's Automotive operations were $14 billion at June 30, 1995, up $1.9 billion from December 31, 1994. The amount of cash, cash equivalents and marketable securities is expected to decline during the second half of the year because of lower production volume and higher capital spending. Ford paid $729 million in cash dividends on its Common Stock, Class B Stock and Preferred Stock during the first six months of 1995.

     Automotive capital expenditures were $4 billion in the first six months of 1995, up $470 million from the same period a year ago. Automotive capital spending is projected to increase further during the second half of the year as a result of increases in both product and nonproduct spending. The higher product spending reflects a record pace of new-model introductions and increased capacity for selected components and vehicles, while the higher nonproduct spending reflects continuing efforts to improve efficiency and quality.

     Automotive debt at June 30, 1995 totaled $6.9 billion, which was 21% of total capitalization (stockholders' equity and Automotive debt), compared with $7.3 billion, or 25% of total capitalization, at December 31, 1994.

     At June 30, 1995, Ford (parent company only) had long-term contractually committed credit agreements in the U.S. under which $5.9 billion were available from various banks. These facilities were unused at June 30, 1995. Outside the U.S., Ford had additional long-term contractually committed credit-line agreements of $2.6 billion at June 30, 1995; none of these were in use.

     Effective July 1, 1995, most of the credit facilities discussed above were replaced with long-term contractually committed global credit agreements under which $8.4 billion is available from various banks at least through June 30, 2000. The entire $8.4 billion may be used, at Ford's option, by any affiliate of Ford; however, any borrowing by an affiliate will be guaranteed by Ford. In addition, Ford has the ability to transfer on a nonguaranteed basis the entire $8.4 billion in varying portions to Ford Credit and Ford Credit Europe.

Financial Services Operations

     Financial Services' cash, cash equivalents and investments in securities totaled $9.2 billion at June 30, 1995, up $1.4 billion from December 31, 1994.

     Net receivables and lease investments were $143.5 billion at June 30, 1995, up $13.2 billion from December 31, 1994. The increase reflected continued growth in earning assets at Ford Credit and The Associates.

     Total debt was $136.5 billion at June 30, 1995, up $12.8 billion from December 31, 1994. The increase resulted from higher debt levels required to finance growth in earning assets at Ford Credit and The Associates.

     At June 30, 1995, Financial Services had $34.8 billion of contractually committed support facilities (including the $5.9 billion of the Ford credit agreements) for use in the U.S.; less than 2% of these facilities, excluding the Ford credit agreements, were in use. An additional $9 billion of contractually committed support facilities were available outside the U.S. at June 30, 1995; $1.5 billion of these were in use. The majority of these facilities that were available for use by Ford Credit and Ford Credit Europe and their subsidiaries ($21.3 billion, excluding the $5.9 billion of the Ford credit agreements) have been terminated effective July 1, 1995, and have been replaced by contractually committed global credit agreements under which $19.8 billion and $4.1 billion are available to Ford Credit and Ford Credit Europe, respectively, from various banks; 62% and 75%, respectively, of such facilities are available through June 30, 2000. The entire $19.8 billion may be used, at Ford Credit's option, by any subsidiary of Ford Credit, and the entire $4.1 billion may be used, at Ford Credit Europe's option, by any subsidiary of Ford Credit Europe. Any borrowings by such subsidiaries will be guaranteed by Ford Credit or Ford Credit Europe, as the case may be.

                      RECENT DEVELOPMENTS CONCERNING FORD

Overview

     Ford earned $357 million in the third quarter of 1995, compared with earnings of $1.12 billion for the third quarter of 1994. In the first nine months of this year, Ford earned $3.5 billion, compared with $3.7 billion through the first nine months in 1994.

     In this year's third quarter, lower production volume, primarily in the United States, was the single largest factor explaining Ford's decline in earnings. Ford's sales to dealers in the U.S. were 869,000 units, down 123,000 units, or 12%, from the third quarter of 1994. The decrease reflected unusually high production in the year-ago period as well as units lost in the third quarter of 1995 because of major new model launches and component shortages.

Automotive

     Ford's worldwide automotive operations experienced a loss of $201 million in the third quarter of 1995, compared with earnings of $619 million in the third quarter of 1994. In the U.S., Ford earned $187 million for the quarter, down $366 million from a year earlier. Lower production volumes and costs associated with introducing new models accounted for the decrease in earnings. Cost efficiencies were partial offsets.

     In Europe, Ford's automotive operations incurred a loss of $320 million, compared with a loss of $37 million a year earlier. The larger losses in Europe were explained by lower volume and higher marketing costs, the cost of introducing new models and unfavorable foreign exchange effects.

     Outside of Europe and the U.S., Ford posted a loss of $68 million, compared with a profit of $103 million a year earlier. The decline is primarily attributable to operations in Brazil, where higher import duties and a market shift to small cars have resulted in excess inventories and higher marketing costs.

     From now through early next year, Ford is launching the new Ford Taurus, Mercury Sable, F-150 pick-up truck, Ford Escort and Mercury Tracer in North America, and the Ford Galaxy and Fiesta in Europe. In the U.S., the new products will represent about 35% of Ford's volume compared to more typical years when new products represent about 10 to 15% of volume. In Europe, the Fiesta is Ford's highest volume product.

Financial Services

     Ford's Financial Services Group earned a record $558 million in the third quarter of 1995, up $53 million from the year earlier period.

     Each of the major businesses in the Group set third-quarter records. Ford Credit's profit of $357 million was up $42 million from a year earlier. Associates Corporation of North America earned $188 million, up $26 million from a year earlier. USL Capital earned $31 million, up $4 million from a year earlier.

Fourth Quarter Outlook

     Ford expects that its net income in the fourth quarter of 1995 will be higher than its net income of $357 million in the third quarter of 1995, but will be well below its net income of $1,569 million in the fourth quarter of 1994. Lower production in North America, the continuation of major new product launches in North America (F-150) and in Europe (Fiesta), higher costs associated with additional reductions in personnel and continued adverse foreign exchange effects are expected to result in lower earnings in the fourth quarter this year compared with a year ago.

Longer-Term Outlook

     In the U.S., Ford expects that the strong growth experienced from 1993 to 1994 will slow to a more sustainable pace in the 1995 to 1997 period, with industry sales of 15 million or more units per year. In Europe, Ford expects the economic recovery there to gain pace and industry volumes should improve for the next several years.

     While Ford's automotive margins have declined this year, Ford expects them to improve in future years, as the benefits of Ford 2000 (the global reorganization of Ford's automotive operations) are realized.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                         U.S. INDUSTRY RETAIL DELIVERIES
                                                               (MILLIONS OF UNITS)
                                          --------------------------------------------------------------
                                          NINE MONTHS ENDED
                                            SEPTEMBER 30*               YEARS ENDED DECEMBER 31
                                          -----------------     ----------------------------------------
                                          1995         1994     1994     1993     1992     1991     1990
                                          ----         ----     ----     ----     ----     ----     ----
Cars...................................   8.6          9.0      9.0      8.5      8.2      8.2      9.3
Trucks.................................   6.4          6.3      6.4      5.7      4.9      4.3      4.8

------------
* Seasonally adjusted annual rates.

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                    FORD U.S. CAR AND TRUCK MARKET SHARES
                                        --------------------------------------------------------------
                                        NINE MONTHS ENDED
                                          SEPTEMBER 30                YEARS ENDED DECEMBER 31
                                        -----------------     ----------------------------------------
                                        1995         1994     1994     1993     1992     1991     1990
                                        ----         ----     ----     ----     ----     ----     ----
Cars.................................   21.1%        21.4%    21.8%    22.3%    21.8%    20.1%    21.1%
Trucks...............................   32.2         30.2     30.1     30.5     29.7     28.9     29.3

     For additional information regarding Ford, see the 1994 10-K Report, the First Quarter 10-Q Report and the Second Quarter 10-Q Report.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated February 9, 1995 and the Pricing Agreement dated October 25, 1995 relating to the Notes, Ford Credit has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters, for whom Goldman, Sachs & Co. are acting as representatives (the "Representatives"), has severally agreed to purchase the principal amount of Notes set forth opposite its name below.

                                                                 PRINCIPAL
                                                                  AMOUNT
                          UNDERWRITER                            OF NOTES
       --------------------------------------------------    -----------------
       Goldman, Sachs & Co. .............................    US$   664,000,000
       Bear, Stearns & Co. Inc. .........................           30,000,000
       CS First Boston Limited...........................           30,000,000
       Deutsche Bank AG London...........................           30,000,000
       Lehman Brothers Inc. .............................           30,000,000
       Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..............................           30,000,000
       J.P. Morgan Securities Ltd. ......................           30,000,000
       ABN AMRO Bank N.V. ...............................           12,000,000
       Banque Paribas....................................           12,000,000
       Barclays de Zoete Wedd Limited....................           12,000,000
       CITIC Industrial Bank.............................           12,000,000
       Daiwa Europe Limited..............................           12,000,000
       Fuji International Finance (HK) Limited...........           12,000,000
       IBJ International Limited.........................           12,000,000
       Midland Bank plc..................................           12,000,000
       Morgan Stanley & Co. International Limited........           12,000,000
       Nomura International plc..........................           12,000,000
       Salomon Brothers International Limited............           12,000,000
       Swiss Bank Corporation............................           12,000,000
       UBS Securities Inc. ..............................           12,000,000
                                                             -----------------
            Total........................................    US$ 1,000,000,000
                                                              ================

     In the event of default by one or more Underwriters, the Underwriting Agreement provides that in certain circumstances other Underwriters may be substituted or the commitment of each non-defaulting Underwriter may be increased up to 10%. However, if the default involves more than one-eleventh of the aggregate principal amount of the Notes, the Pricing Agreement relating to the Notes may be terminated by Ford Credit or by 50% or more in interest of non-defaulting Underwriters, or, if not so terminated, less than all the Notes may be sold.

     The Underwriters have advised Ford Credit that they propose to offer all or part of the Notes directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession of 0.200% of the principal amount of the Notes. The Underwriters may allow and such dealers may reallow to certain brokers and dealers a concession not in excess of 0.125% of the principal amount of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Each Underwriter has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in Hong Kong the Notes by means of any document except to a person whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), and (ii) it has not issued, and will not issue, any invitation or advertisement relating to the Notes in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

     Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than
(1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     Ford Credit has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes--Global Clearance and Settlement Procedures".

     It is expected that delivery of the Notes will be made against payment therefor on or about November 8, 1995, which is the tenth business day following the date hereof (such settlement cycle being herein referred to as "T+10"). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next seven succeeding business days may be affected by the T+10 settlement.

     Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to pay to the Representatives up to $50,000 as reimbursement for all or a portion of their expenses.

     In the ordinary course of their respective businesses, affiliates of J.P. Morgan Securities Inc. have engaged, and may in the future engage, in commercial banking and investment banking transactions with Ford Credit and Ford.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A., in Luxembourg. Banque Internationale a Luxembourg S.A. will act as a contact between the Luxembourg Stock Exchange and Ford Credit or the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained at such office.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 1994.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on February 26, 1986, March 2, 1988, March 10, 1993 and September 29, 1993.

     The Notes have been assigned Euroclear and Cedel Common Code No. 6137644, International Security Identification Number (ISIN) US345397ME00 and CUSIP No. 345397ME0.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1994, Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, Ford Credit's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and Ford Credit's Current Reports on Form 8-K dated January 17, 1995, February 10, 1995, February 17, 1995, February 21, 1995, March 24, 1995, July 19, 1995, August 17, 1995, October 5, 1995, October 10, 1995, October 17, 1995
and October 20, 1995 are incorporated in this Prospectus Supplement and accompanying

Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and accompanying Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford Motor Company, as well as Ford Credit.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69, route d'Esch L-1470, Luxembourg.

                            ------------------------

     The following information, which is being disclosed pursuant to Florida law, is accurate as of the date of this Prospectus Supplement:
Autolatina-Comercio, Negocios e Participacoes Ltda., a Brazilian company ("Autolatina"), is a joint venture between Ford and Volkswagen AG in which Ford has a 49% ownership interest. Autolatina occasionally sells vehicles to persons located in Cuba. Each such sale is made pursuant to a specific license granted to Ford by the U.S. Department of Treasury. The last such sale, which involved one medical supply vehicle, was made to Cubanacan in April 1991. Current information concerning Autolatina's or its Ford-related affiliates' business dealings with the government of Cuba or with persons located in Cuba may be obtained from the State of Florida Department of Banking and Finance at The Capitol Building, Suite 1401, Tallahassee, Florida 32399-0350 (telephone number 904-488-0545).

                           FORD MOTOR CREDIT COMPANY

                                DEBT SECURITIES

     Ford Credit, in August 1994, registered with the Securities and Exchange Commission $6,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any, and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

                            ------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JUNE 1, 1995

                             AVAILABLE INFORMATION

     FORD CREDIT AND FORD ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION:
7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND NORTHWEST ATRIUM CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus and the Prospectus Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (the "First Quarter 10-Q Report"), and Ford Credit's Current Reports on Form 8-K dated January 17, 1995, February 10, 1995, February 17, 1995, February 21, 1995 and March 24, 1995 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     FORD CREDIT UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. WRITTEN OR TELEPHONIC REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO FORD MOTOR CREDIT COMPANY, THE AMERICAN ROAD, DEARBORN, MICHIGAN 48121, ATTENTION: PUBLIC AFFAIRS DEPARTMENT (TELEPHONE 313-594-1096).

                            ------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is a wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit provides wholesale financing and capital loans to franchised Ford Motor Company vehicle dealers and other dealers associated with such franchisees and purchases retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealers. In addition, a wholly-owned subsidiary of Ford Credit provides these financing services to other vehicle dealers. More than 84% of all new vehicles financed by Ford Credit are manufactured by Ford or its affiliates. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford, finances certain receivables of Ford and its subsidiaries, and offers diversified financing services which are managed by USL Capital Corporation ("USL Capital"), a wholly-owned subsidiary of Ford Holdings, Inc. ("Ford Holdings"). Ford Credit also manages the insurance business of The American Road Insurance Company ("American Road"), a wholly-owned subsidiary of Ford Holdings. Ford Credit also is a significant equity participant in Ford Holdings whose primary activities are consumer and commercial financing operations, insurance underwriting and equipment leasing.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121. The telephone number of such offices is (313) 322-3000.

                          INFORMATION CONCERNING FORD

     The business of Ford Credit is substantially dependent upon Ford. Ford is the second-largest producer of cars and trucks in the world, and ranks among the largest providers of financial services in the United States.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. The Financial Services segment is comprised of the following direct subsidiaries, the activities of which include financing operations, vehicle and equipment leasing and insurance operations: Ford Credit, Ford Credit Europe plc ("Ford Credit Europe"), Ford Holdings, The Hertz Corporation and Granite Management Corporation (formerly First Nationwide Financial Corporation). Ford Holdings is a holding company that owns primarily Associates First Capital Corporation ("The Associates"), USL Capital and American Road. In addition, there are a number of international affiliates not listed above that are consolidated in the total Financial Services results, but are managed by either Ford Credit (which manages Ford Credit Europe, as well as other international affiliates), The Associates or USL Capital.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for the first three months of 1995 and 1994 and each of the years 1990-1994:

                                           THREE MONTHS
                                            ENDED MARCH
                                                31                   YEARS ENDED DECEMBER 31
                                           -------------     ----------------------------------------
                                           1995     1994     1994     1993     1992     1991     1990
                                           ----     ----     ----     ----     ----     ----     ----
Ford Motor Credit Company................  1.31     1.52     1.49     1.56     1.37     1.23     1.14
Ford Motor Company.......................   2.0      1.9      2.0      1.5      *        **       1.2

------------
 * Earnings were inadequate to cover fixed charges by $237 million.

** Earnings were inadequate to cover fixed charges by $2,664 million.

     For purposes of the Ford Credit ratio, "earnings" consist of income before income taxes and cumulative effects of changes in accounting principles and fixed charges. Income before income taxes and cumulative effects of changes in accounting principles of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. "Fixed charges" consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense and one-third of all rental expense (the proportion deemed representative of the interest factor).

     For purposes of the Ford ratio, "earnings" include the income/(loss) before income taxes and cumulative effects of changes in accounting principles of Ford and its majority-owned subsidiaries, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of August 1, 1994, as supplemented from time to time (the "Indenture"), between Ford Credit and First Fidelity Bank, National Association ("First Fidelity"), Trustee. The term "Trustee", as used herein, shall mean First Fidelity and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement.

Parenthetical references below are to the Indenture or the Form of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $6,000,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including (as applicable): (1) the designation or title of such Debt Securities;
(2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable;
(5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies or currency units in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such series of Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

BOOK-ENTRY, DELIVERY AND FORM

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including certain of the underwriters or agents), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debt Securities by Ford Credit the Depository will credit the accounts of Participants designated by the underwriters or agents with the principal amounts of the Debt Securities purchased by the underwriters or through the agents, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below or in the Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Debt Securities in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have a series of Debt Securities represented by Global Notes and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Unless otherwise specified in the Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01). Ford Holdings, which owns American Road and the other insurance businesses formerly owned by Ford Credit, is not a subsidiary of the Company and therefore not a Restricted Subsidiary, as such terms are defined in the Indenture. So long as stock of Ford Holdings is directly owned by Ford Credit or by a Restricted Subsidiary, such stock will be subject to the "Limitation on Liens" provision described below. Ford Credit currently owns its stock in Ford Holdings directly but is under no obligation to continue to do so.

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof.

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13). No provision of the Indenture requires the Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties thereunder, or in the exercise of any of its rights or powers, if there are reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to the Trustee.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING FIRST FIDELITY

     First Fidelity Bank, National Association, Trustee under the Indenture, is a depositary of Ford Credit, has a committed credit facility available to Ford Credit and its subsidiaries and has performed other services for Ford Credit in the normal course of its business.

REPORTS

     Ford Credit publishes annual reports, containing certified financial statements, and quarterly reports, containing interim unaudited financial statements. Copies of such reports will be available upon request.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers,
(iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by J. D. Bringard, Esq., Vice President--General Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Bringard is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling act as counsel to the Compensation and Option Committee and the Audit Committee of the Board of Directors of Ford and occasionally act as counsel to Ford and Ford Credit in connection with certain transactions.

                                    EXPERTS

     The financial statements which are incorporated in this Prospectus by reference to the 1994 10-K Report have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing, which report includes an explanatory paragraph indicating Ford Credit changed its methods of accounting for postretirement healthcare benefits and income taxes in 1992.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1995 and 1994, included in the First Quarter 10-Q Report, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report included in the First Quarter 10-Q Report states that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
                            ------------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                          -----
Directors and Principal Executive
  Officers of Ford Credit...............    S-2
Use of Proceeds.........................    S-3
Capitalization of Ford Motor Credit
  Company and Subsidiaries..............    S-3
Description of Notes....................    S-4
Certain United States Tax Documentation
  Requirements..........................    S-9
United States Taxation of Non-United
  States Persons........................   S-10
Information Concerning Ford Credit......   S-12
Ford Motor Credit Company and
  Consolidated Subsidiaries -- Selected
  Financial Data........................   S-13
Information Concerning Ford.............   S-16
Selected Financial Data and Other Data
  of Ford...............................   S-17
Financial Review of Ford................   S-18
Recent Developments Concerning Ford.....   S-21
Industry Data and Market Share of
  Ford..................................   S-23
Underwriting............................   S-24
General Information.....................   S-26
Incorporation of Certain Documents By
  Reference.............................   S-26
                  PROSPECTUS
Available Information...................      2
Incorporation of Certain Documents by
  Reference.............................      2
Information Concerning Ford Credit......      3
Information Concerning Ford.............      3
Use of Proceeds.........................      4
Ratio of Earnings to Fixed Charges......      4
Description of Debt Securities..........      4
Plan of Distribution....................      9
Legal Opinions..........................     10
Experts.................................     11

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                                 $1,000,000,000
                                   FORD MOTOR
                                 CREDIT COMPANY

                                  6 1/4% NOTES
                              DUE NOVEMBER 8, 2000
                            ------------------------

                                  [FORD LOGO]

                            ------------------------
                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                                CS FIRST BOSTON
                            DEUTSCHE MORGAN GRENFELL
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                          J.P. MORGAN SECURITIES LTD.

                             ABN AMRO HOARE GOVETT
                         BARCLAYS DE ZOETE WEDD LIMITED
                             CITIC INDUSTRIAL BANK
                              DAIWA EUROPE LIMITED
                    FUJI INTERNATIONAL FINANCE (HK) LIMITED
                                  HSBC MARKETS
                             IBJ INTERNATIONAL PLC
                              MORGAN STANLEY & CO.
                                INTERNATIONAL

                               NOMURA SECURITIES
                            PARIBAS CAPITAL MARKETS
                     SALOMON BROTHERS INTERNATIONAL LIMITED
                                  SBC WARBURG
                              UBS SECURITIES INC.

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